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20004759

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SEC Mail Processing Section

FEB 28 2020

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lureen — (610) 889-2066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

484 Norristown Road, Suite 100	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Kristin Acquarola, Notary Public
Montgomery County
My commission expires August 27, 2022
Commission number 1200030
Member, Pennsylvania Association of Notaries

Kristin Acquarola
Notary Public

Brian K. Lureen
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENTS OF FINANCIAL CONDITION	3
STATEMENTS OF OPERATIONS	4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
OTHER MATTERS	
Report of Independent Registered Public Accounting Firm Exemption Provision in SEC Rule 15c3-3(k)(2)(i)	11
Management Statement that the Company is Exempt from the Provisions of SEC Rule 15c3-3(k)(2)(i)	12

MorisonCogen LLP | Morison KSi Independent member
Certified Public Accountants • Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Heritage Financial Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (the Company) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, Inc.'s financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Heritage Financial Systems, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

To the Stockholders and Board of Directors of
Heritage Financial Systems, Inc.
(Continued)

the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison Cogen LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 27, 2020

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 54,754	$ 53,798
Commissions receivable	1,250	1,464
Non allowable receivables	1,250	1,310
TOTAL ASSETS	$ 57,254	$ 56,572
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions payable and accrued expenses	$ 10,109	$ 14,504
Due to parent company	11,028	16,568
	21,137	31,072
LONG TERM LIABILITIES		
Loan payable – parent company	-	18,669
TOTAL LIABILITIES	21,137	49,741
STOCKHOLDERS' EQUITY		
COMMON STOCK – 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	403,370	388,370
ACCUMULATED DEFICIT	(392,253)	(406,539)
TOTAL STOCKHOLDERS' EQUITY	36,117	6,831
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 57,254	$ 56,572

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUE		
Commissions and other income	$ 62,017	$ 49,548
OPERATING EXPENSES	(47,731)	(70,877)
NET INCOME (LOSS)	$ 14,286	$ (21,329)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2018	$ 25,000	$ 388,370	$ (385,210)	$ 28,160
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2018	-	-	(21,329)	(21,329)
BALANCE - DECEMBER 31, 2018	25,000	388,370	(406,539)	6,831
LOAN PAYABLE – PARENT COMPANY CONVERTED TO CONTRIBUTED CAPITAL	-	15,000	-	15,000
NET PROFIT FOR THE YEAR ENDED DECEMBER 31, 2019	-	-	14,286	14,286
BALANCE - DECEMBER 31, 2019	$ 25,000	$ 403,370	$ (392,253)	$ 36,117

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 14,286	$ (21,329)
Adjustments to reconcile net income (loss) to net cash provided by (used in) in operating activities		
(Increase) decrease in assets		
Commissions receivable	214	(214)
Non allowable receivables	60	-
Increase (decrease) in liabilities		
Commissions payable and accrued expenses	(4,395)	-
Loan payable – parent company	(3,669)	18,669
Due to parent company	(5,540)	14,899
Net cash provided by (used in) operating activities	956	(977)
NET CHANGE IN CASH	956	(977)
CASH - BEGINNING OF YEAR	53,798	54,775
CASH - END OF YEAR	$ 54,754	$ 53,798
Supplemental Disclosure of Non-cash Financing Activities: Conversion of loan payable – parent company into contributed capital	$15,000	$ -0-

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a subsidiary of Heritage Fincorp, Inc.

Revenue Recognition
The company recognizes revenue, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, beginning January 1, 2019.

Revenues are recognized at a point in time when the service is performed and reflects the consideration the company expects to be entitled for the service. The company acts as agent for the sale of various investments.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission
Revenue is recorded when the paperwork is completed, and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Variable Annuities
Revenue is recorded when the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Mutual Funds
Commissions and related clearing expenses are recorded on the trade date (the date the company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Private Placements and Limited Partnership Interests
Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

During the year ended December 31, 2019 and 2018, the company earned $10,000 and $ -0- from placement fees and $52,017 and $49,548 from commissions.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Advertising

Advertising costs, except for costs associated with direct-response advertising, are charged to operations over when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates

Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function.

"S" Election

The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

The company is subject to routine audits by taxing authorities; however there are currently no audits for any tax years in progress.

Comprehensive Income

The company follows FASB ASC 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of December 31, 2019, there are no recently issued accounting standards not yet adopted which would have a material effect on the Company's financial statements.

Subsequent Events

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 27, 2020, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – NON ALLOWABLE RECEIVABLES

Non allowable receivables represent commission receivables over 30 days old and 12b1 trails in excess of allowable payables.

NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2019, two customers constituted approximately 37% of the total revenue. At December 31, 2019, there was no amount due from these customers.

For the year ended December 31, 2018, two customers constituted approximately 79% of the total revenue. At December 31, 2018, there was $1,275 amount due from one of these customers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $2,461 and $11,054 for the years ended December 31, 2019 and 2018. The company owed its parent $11,028 and $16,568 for such services as of December 31, 2019 and 2018.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

Included in the commission payable was $9,692 and $6,994 due to a minority shareholder as of December 31, 2019 and 2018.

During 2019, $15,000 of loan payable – parent company was converted to additional paid in capital.

NOTE 6 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. At December 31, 2019, the company had net capital as defined under Rule 15c3-1 of $34,867, which was $29,867 in excess of its required net capital of $5,000.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholders' equity qualified for net capital	$ 36,117
DEDUCTIONS	
Non-allowable assets	
Commissions receivable,12b1 trails and due to parent company	1,250
NET CAPITAL	$ 34,867
AGGREGATE INDEBTEDNESS	$ 21,137
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (BASED ON 6 2/3% AGGREGATE INDEBTEDNESS)	$ 1,410
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 29,867
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	60.62%

The Form X-17a-5 reconciliation is not included as there are no material differences from the company's computation.

MorisonCogen LLP
Certified Public Accountants • Business Consultants
Morison KSi
Independent member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have reviewed management's statement, included in the accompanying Management's Statement Pursuant to SEC Rule 15c3-3 in which (1) Heritage Financial Systems, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heritage Financial Systems, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2(i) (the "exemption provisions") and (2) Heritage Financial Systems, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Heritage Financial Systems, Inc.'s management is responsible for compliance with the exemption provisions and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morison Cogen LLP

Blue Bell, Pennsylvania
February 27, 2020

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

HERITAGE
MOVING WEALTH FORWARD

Brian K. Lureen
President & CEO

Management's Statement
December 31, 2019

Heritage Financial Systems, Inc. (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

2. The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Heritage Financial Systems, Inc.

I, Brian K. Lureen, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Brian K. Lureen

Title: President & CEO